UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Other Information

Reference is made to the reports on Form 6-K furnished by Etoiles Capital Group Co., Ltd (the “Company”) on October 30, 2025 and November 25, 2025 regarding the status of trading in the Company’s Class A ordinary shares (the “Ordinary Shares”) and inquiries from The Nasdaq Stock Market LLC (“Nasdaq”). Trading in the Ordinary Shares has remained suspended since October 6, 2025 and continues to be suspended as of the date of this report.

The Company is furnishing this report to inform its shareholders and the investing public of measures that the Company intends to implement with a view to addressing the concerns that may bear upon the continued listing of the Ordinary Shares on The Nasdaq Capital Market and to supporting the restoration of trading in the Ordinary Shares. The Company continues to cooperate with Nasdaq and the relevant regulatory authorities. The Company’s business and operations continue in the ordinary course and have not been materially affected by the trading suspension. The Company has filed its annual report on Form 20-F for the year ended December 31, 2025 and remains current in its periodic reporting obligations. The principal measures are summarized below.

Re-domiciliation from the Cayman Islands to the State of Nevada

The Company intends to re-domicile its holding company from the Cayman Islands to the State of Nevada, United States, by way of continuation and conversion, such that the Company will become a corporation organized under the laws of the State of Nevada and subject to the jurisdiction of the courts of the United States. The Company has engaged Cayman Islands legal counsel and United States legal counsel to implement the re-domiciliation. Implementation will be subject to the approval of the Company’s shareholders and the satisfaction of applicable Cayman Islands and Nevada legal requirements. The Company expects to convene a general meeting of shareholders to consider and, if thought fit, approve the re-domiciliation, and intends to make available to shareholders a proxy statement containing further information in connection with that meeting in due course. Upon completion of the re-domiciliation, the Company expects to cease to qualify as a foreign private issuer and to become subject to the reporting and corporate governance requirements applicable to a domestic issuer under the U.S. federal securities laws and the Nasdaq Listing Rules. The Company has commenced preparatory work and aims to complete the re-domiciliation by the end of 2026.

Abolition of the Dual-Class Share Structure; Surrender of Class B Ordinary Shares

The Company presently has a dual-class share structure comprising Class A Ordinary Shares, each carrying one vote, and Class B Ordinary Shares, each carrying ten votes. All 5,000,000 issued Class B Ordinary Shares are held by Etoiles Zeneo Investment Limited (“Zeneo”), the Company’s controlling shareholder, which is ultimately beneficially owned by Mr. Kit Shing Cheung, the Chairman of the Company, and represent approximately 77% of the total voting power of the Company. Mr. Cheung has agreed to procure Zeneo to surrender, unconditionally, irrevocably and for no consideration, all of its remaining 5,000,000 Class B Ordinary Shares. In conjunction with the surrender, the Company will convene a general meeting of shareholders to approve amendments to its constitutional documents abolishing the Class B Ordinary Shares as a class in their entirety, following which the Company will have a single class of Ordinary Shares, each carrying one vote per share, and the weighted voting control presently associated with the Class B Ordinary Shares will be eliminated.

Restructuring of the Board of Directors

The Company intends to restructure its board of directors (the “Board”) such that approximately one-half of the members of the Board are citizens, nationals or residents of the United States. The Company expects to complete the restructuring of the Board within six months. This measure is directed at enhancing the availability of legal remedies to shareholders and the effectiveness of regulatory oversight within the United States.

Undertaking Regarding Foreign Private Issuer Exemptions

As an interim measure pending completion of the re-domiciliation described above, the Company has undertaken that, for so long as it qualifies as a foreign private issuer and the Ordinary Shares remain listed on Nasdaq, it will not avail itself of any home-country practice exemption otherwise available to a foreign private issuer under the Nasdaq Listing Rules, and in particular that it will comply with the shareholder approval requirements of the Nasdaq Listing Rules (including Rule 5635) in connection with any issuance of securities and will not effect any materially dilutive or discounted offering of securities in reliance on any such exemption. Upon completion of the re-domiciliation, the Company will cease to qualify as a foreign private issuer and no home-country practice exemption will be available to it, at which point this undertaking will cease to have any continuing effect.

Action Against Third-Party Promoters

To the best knowledge and belief of the directors of the Company, the Company did not authorize, procure, fund, participate in, or have any knowledge of the recommendations or promotions of its securities through social media that preceded the trading suspension, and the Company is not acquainted with any of the persons responsible for such activity. The Company has instructed legal counsel to write to the relevant social media platforms to request the preservation and disclosure of the identifying and contact information of the persons responsible for such recommendations and promotions, and to pursue such disclosure through appropriate legal process and such further legal action as may be advised. The Company welcomes any member of the public who is aware of the existence of any such groups, channels or communications to come forward and report the same to the Company, and to furnish such further information as may assist the Company in its further handling of this matter.

Cooperation and Ongoing Disclosure

The measures described above are intended to respond to matters that may bear upon the continued listing of the Ordinary Shares, including those relating to control and influence, the Company’s jurisdiction of incorporation and the enforceability of remedies, the terms of securities issuances, and the integrity of the trading market in the Ordinary Shares. Whether any or all of these measures will be sufficient to address such matters, and the view that Nasdaq and other relevant regulatory authorities may take of them, are not matters within the Company’s control. The Company will continue to cooperate with Nasdaq and the SEC and will keep its shareholders and the market informed of the status of these matters through further reports on Form 6-K as and when appropriate. There can be no assurance as to whether or when trading in the Ordinary Shares will resume, or as to the timing, completion or outcome of any of the measures described in this report.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, which include statements regarding the proposed re-domiciliation, the abolition of the dual-class share structure, the reconstitution of the Board, the Company’s undertakings to Nasdaq and the possible restoration of trading in the Ordinary Shares, involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: July 8, 2026

3